BlackRock Basic Value Fund, Inc.

File No. 811-02739

Item No. 77M (Mergers) -- Attachment

During the fiscal annual period ending June 30, 2007, BlackRock Basic Value Fund, Inc. (the “Registrant”) acquired substantially all of the assets and assumed substantially all of the liabilities of BlackRock Basic Value Fund II, Inc. (“Basic Value Fund II”), File No. 811-09957.

The Board of the Registrant and the Board of Basic Value Fund II unanimously approved the Reorganization at meetings held on April 10, 2007 and the proposal which provides for the transfer of substantially all of the assets and certain stated liabilities of Basic Value Fund II to the Registrant in exchange for Investor A, Investor B, Investor C, and Institutional shares of the Registrant; the distribution of such shares to the shareholders of Basic Value Fund II; and the subsequent redemption of the outstanding shares of Basic Value Fund II and the dissolution and termination of Basic Value Fund II.

On June 18, 2007, Basic Value Fund II transferred assets valued at $4,304,448.35 to the Registrant and received in exchange shares of the Registrant comprised of 87,130.788 Investor A shares, 21,095.260 Investor B shares, 18,478.092 Investor C shares, and 150.604 Institutional shares.  Such shares were then distributed to the shareholders of Basic Value Fund II on that date.

An Application for Deregistration on Form N-8F was filed by Basic Value Fund II will be filed with the Securities and Exchange Commission in the near future.